295 Madison Avenue, 6th Floor

New York, NY 10017

July 20, 2017

VIA EDGAR

James E. O’Connor

Kathy Churko

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4041

Re:	KCAP Financial, Inc.

Pre-Effective Amendment No. 1 to Registration Statement on Form N-2

File No. 333-218596

Dear Mr. O’Connor and Ms. Churko:

On behalf of KCAP Financial, Inc. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 to 12:00 p.m. Eastern Time on July 21, 2017, or as soon thereafter as is practicable.

Should you have any questions concerning this request, please contact me at (212) 455-8300 or, our counsel, Harry Pangas at Eversheds Sutherland (US) LLP at (202) 383-0805.

Sincerely,

KCAP Financial, Inc.

By: /s/ Dayl W. Pearson
Name: Dayl W. Pearson
Title: President and Chief Executive Officer